Hang Lung Properties (0101 HK) — Bought in ISF

2nd Quarter 2007

Company Profile

- Headquartered in Hong Kong.
- Large developer and manager of retail, residential, and office properties in Hong Kong & China.
- Operations include property investment in Hong Kong and China, and development of mostly retail property in China.
- Hang Lung is investing over HK$ 30 billion in retail mall development in China.
- Founded in 1949.

2006 Revenues = HK$ 4 Billion



HK Property Leasing, 52%
China Property Leasing, 19%
Property Sales, 29%

Per Share Valuation

Share Price HKD 23 (3/19/07)

	2006	2007e	2007e Multiple
Revenues	1.09	2.60	8.9 x
Earnings	0.44	1.25	18.5 x
Dividend	0.51	0.51	2.2%
Book Value	13.63	13.07	1.8 x

FY ends June 31
Shares Outstanding = 4.142 billion
All figures in HK$ ($1 = HK$ 7.8)

Investment Thesis

Market leader Highly reputable retail and multiuse developer that is focused on high quality locations in Mainland China.

Chinese consumption growth 50% of future value expected to come from mall developments in China.

Entrepreneurial management Chairman Ronnie Chan has a proven development track record in retail and mixed-use properties. Management can leverage established relationships with Chinese politicians and global retailers.

Strong balance sheet The company has a net cash position and should require minimal debt financing to fund developments.

Risks

Development risks Hang Lung is highly dependent on successful development of large scale, very complex real estate projects.

Chinese consumer slowdown Slower growing Chinese economy would mean less demand for Hang Lung's mall space.

Increased competition/overbuilding Many western and local developers are building malls in anticipation of consumer spending growth.

Family Ownership 50.7% of the float is owned by Hang Lung Group, which is controlled by Ronnie Chan and his family.

Conclusion: We believe Hang Lung Properties is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

HSBC Holdings (HSBA) — Bought

2nd Quarter 2007

Company Profile

- Headquartered in the U.K.
- One of the largest banks in the world with a network of 10,000 branches in 82 countries serving 125 million customers.
- Operations include Personal Financial Services (42% of pre-tax profits), Commercial Banking (27%), Corporate, Investment Banking and Markets (26%), and Private Banking (5%).
- Founded in Hong Kong and Shanghai in 1865.
- Global franchise with strengths in Asia, Latin America, U.K. and Middle East.

2006 Assets: 1,827 billion


Asia Pacific, ex HK
9%
Hong Kong
15%
North America
27%
Europe
45%
Latin America
4%

Per Share Valuation

Share price as of 6/18/07: $18.54 (GBp 930.50)

	2006	2007e	2007e Multiple
Earnings	1.41	1.52	12.2x
Dividend	0.76	0.84	4.5%
Book Value	9.36	9.63	1.9x
ROE	15.7%	16.4%	
ROA	0.9%	1.0%	

FY ends December 31
Shares Outstanding = 11.57 billion
All figures in USD

Investment Thesis

Reasonable Valuation — Historically, HSBC has traded at a premium to the banking sector due to the perceived uniqueness of its franchise. Today, it trades at a discount.

Organic Growth Opportunities — HSBC has strong organic growth opportunities in the following areas: Corporate, Investment Banking and Markets, emerging markets, and further expanding its footprint in a few developed countries (U.S. and France).

Defensive Investment w/ Strategic Options — HSBC is a well managed company with a dominant global franchise and has significant excess capital to opportunistically allocate around the globe. Furthermore, the company has a high dividend yield and a history of conservative credit policies.

Risks

U.S. Consumer Finance Exposure — HSBC is one of the largest sub-prime mortgage lenders in the U.S.

Investment Banking Returns — The company has invested heavily in its investment bank and it is unclear what returns will be going forward.

Conclusion: Due to the investment thesis we decided to start a position in HSBC.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

HSBC Holdings (HBC) — Bought

2nd Quarter 2007

Company Profile

- Headquartered in the U.K.
- One of the largest banks in the world with a network of 10,000 branches in 82 countries serving 125 million customers.
- Operations include Personal Financial Services (42% of pre-tax profits), Commercial Banking (27%), Corporate, Investment Banking and Markets (26%), and Private Banking (5%).
- Founded in Hong Kong and Shanghai in 1865.
- Global franchise with strengths in Asia, Latin America, U.K. and Middle East.

2006 Assets: $1,827 billion



Asia Pacific, ex HK
9%
Hong Kong
15%
North America
27%
Europe
45%
Latin America
4%

Per Share Valuation

HSBC American Depository Receipt (ADR)

	HBC	S&P 500
Closing price as of 6/18/07	$ 92.70	$ 1,531
2006 EPS	7.05	85
2007 est. EPS	7.60	93
2006 Price/Earnings	13x	18x
2006 Price/Book	2.0x	2.9x

FY ends December 31
ADR Shares Outstanding = 2.34 billion
All figures in USD

Investment Thesis

Reasonable Valuation	Historically, HSBC has traded at a premium to the banking sector due to the perceived uniqueness of its franchise. Today, it trades at a discount.
Organic Growth Opportunities	HSBC has strong organic growth opportunities in the following areas: Corporate, Investment Banking and Markets, emerging markets, and further expanding its footprint in a few developed countries (U.S. and France).
Defensive Investment w/ Strategic Options	HSBC is a well managed company with a dominant global franchise and has significant excess capital to opportunistically allocate around the globe. Furthermore, the company has a high dividend yield and a history of conservative credit policies.

Risks

U.S. Consumer Finance Exposure	HSBC is one of the largest sub-prime mortgage lenders in the U.S.
Investment Banking Returns	The company has invested heavily in its investment bank and it is unclear what returns will be going forward.

Conclusion: Due to the investment thesis we decided to start a position in HSBC.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Novartis (NVS) - Bought

2nd Quarter 2007

Company Profile

- Headquartered in Basel, Switzerland.
- Fourth largest pharmaceutical company in Europe.
- Pharmaceuticals and Consumer Health represent 77% and 15% sales, respectively.
- Created in 1996 by the merger of Ciba-Geigy and Sandoz.
- Sales are diversified across several therapeutic areas.

2006 Revenues = $ 36.77 Billion


U.S.
40%
Europe
37%
Rest of the World
23%

Per Share Valuation

Share Price 55.7 (06/04/07)

	2006	2007e	2007e Multiple
Revenues	15.6	15.9	3.5
Earnings	3.6	3.6	15.5x
Dividend	1.1	1.2	2.2%
Book Value	17.4	20.0	2.8x

FY ends December 31
ADRs Outstanding = 2.36 billion (1 ADR = 1 Share)
All figures in USD

Investment Thesis

Secure Growth Drivers NVS's two most important products – Diovan and Glivec – are leading products in growing fields and have a high likelihood of continued growth for the next 5 years.

Limited Patent Exposure NVS has modest patent expirations through 2012.

Strong R&D Effort NVS Research & Development has been very productive at launching new products so far in this decade. The pipeline is still full and early stage research effort is well respected.

AAA Balance Sheet NVS has net cash and abundant free cash flow.

Risks

New Product Risk The downside of a full pipeline is that NVS will face regulatory and commercial risk for multiple products over the next few years.

Dilutive Acquisition NVS has tried to acquire large pharmaceutical companies in the past and may be interested in another large deal. They may also do dilutive deals for biotech or generic companies.

Regulation The drug industry is under pressure in the U.S. for its pricing and marketing practices and pricing in Europe is controlled by government. FDA caution on drug safety has increased, with NVS's drug Zelnorm as one casualty.

Conclusion: Based on moderate valuation and attractive risk/reward profile, Dodge & Cox bought NVS.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Novartis (NVS) — Bought

2nd Quarter 2007

Company Profile

- Headquartered in Basel, Switzerland.
- Fourth largest pharmaceutical company in Europe.
- Pharmaceuticals and Consumer Health represent 77% and 15% sales, respectively.
- Created in 1996 by the merger of Ciba-Geigy and Sandoz.
- Sales are diversified across several therapeutic areas.

2006 Revenues = $ 36.77 Billion


U.S.
40%
Europe
37%
Rest of the World
23%

Per Share Valuation

	NVS	S&P 500
Price (06/04/07)	55.7	1418.3
2006 EPS	3.58	88
2007 est. EPS	3.59	94
2006 Price/Sales	3.6	1.4
2006 Price/Earnings	15.6x	16.8x
2006 Price/Book	3.2x	2.9x

FY ends December 31
ADRs Outstanding = 2.36 billion (1 ADR = 1 Share)
All figures in USD

Investment Thesis

Secure Growth Drivers — NVS's two most important products – Diovan and Glivec – are leading products in growing fields and have a high likelihood of continued growth for the next 5 years.

Limited Patent Exposure — NVS has modest patent expirations through 2012.

Strong R&D Effort — NVS Research & Development has been very productive at launching new products so far in this decade. The pipeline is still full and early stage research effort is well respected.

AAA Balance Sheet — NVS has net cash and abundant free cash flow.

Risks

New Product Risk — The downside of a full pipeline is that NVS will face regulatory and commercial risk for multiple products over the next few years.

Dilutive Acquisition — NVS has tried to acquire large pharmaceutical companies in the past and may be interested in another large deal. They may also do dilutive deals for biotech or generic companies.

Regulation — The drug industry is under pressure in the U.S. for its pricing and marketing practices and pricing in Europe is controlled by government. FDA caution on drug safety has increased, with NVS's drug Zelnorm as one casualty.

Conclusion: Based on moderate valuation and attractive risk/reward profile, Dodge & Cox bought NVS.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Millea Holdings (8766 JP) — Bought

2nd Quarter 2007

Company Profile

Headquarted in Tokyo, Japan.

Holding company of Tokio Marine & Nichido Fire, Japan’s oldest and largest property & casualty (P&C) insurer.

Leader in Japanese P&C insurance with 27% market share in 2006.

Entered the Japanese life insurance business in 1996 (currently holds less than 1% market share).

Other businesses include asset management and foreign insurance.

2006 Revenues = ¥ 2.6 Trillion

P&C premium 74%

Life premium 11%

Net invest income 6% Investment gains 7% Other revenue 2%

Per Share Valuation

Price (4/5/0 ¥ 4,430

2006 2007E 07E Mult.

Earnings 115 129 34.4x

Book Value 5,264 5,575 0.8x

Dividend 30 35 0.8%

ROE 2.5% 2.4%

ROE: Return on Equity FY End March 31

Shares Outstanding: 824.5 million All Figures in Japanese Yen

Investment Thesis

Attractive Valuation Industry Leader

Levered to Japanese Economy

Risks

Sluggish Economy Equity Exposure

Expansion to New Markets

Trades at one of the lowest Price-to-Book valuations in the insurance universe.

Leads the Japanese P&C industry in market share, profitability, risk management systems and reputation. Increases in Japanese interest rates, equity prices, economic growth and inflation should have positive impacts on Millea’s earnings.

Continued low GDP growth and low interest rates in Japan may limit Millea’s ability to improve its ROE. Millea has significant equity investments invested in other Japanese companies. Decreases in the Japanese equity market valuation could directly impact Millea’s valuation.

Expansion outside of its core competency (P&C insurance) into life insurance in Japan and life and P&C insurance outside of Japan may be unprofitable.

Conclusion: We believe Millea Holdings is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Converium Holding (CHRN SW) — Sold

2nd Quarter 2007

Company Profile

- Converium is one of the world's leading re-insurers.
- Prior to its 2001 IPO, Converium was part of Zurich Financial Services.
- In 2004, Converium's financial strength rating was downgraded to BBB. Converium strengthened its reserves and raised additional equity capital.
- In 2007, SCOR launched a tender offer for all of Converium's shares.

2006 Revenues = $2.1 Billion


Specialty P&C Premium 35%
Life Premium 15%
Investment Income 12%
Other 1%
Standard P&C Premium 37%

Per Share Valuation

Price (5/4/07) $19

	2006	2007E	07E Mult.
Earnings	1.45	2.29	8.2x
Book Value	12.43	14.75	1.3x
Dividend	0.16	0.20	1.1%
ROE	12%	17%	

ROE: Return on Equity
FY End December 31
Shares Outstanding: 146 million
Converium reports in USD

Investment Thesis

Stabilizing Business — Converium has stabilized its business after the reserve strengthening and ratings downgrade in 2004 (premiums stopped declining and ROE has recovered).

Ratings Upgrade — Standard & Poor's raised Converium's financial strength rating to A- in early 2007. Converium can now potentially regain the majority of business lost after the 2004 ratings downgrade.

New Management — Converium's CEO and 3 out of 8 Board of Directors started in 2006.

Risks

Valuation — Supported by SCOR's tender offer, Converium trades at the upper end of peer valuations and its own historic range.

Industry Cycle — Pricing in property casualty insurance has peaked and Converium may be tempted to lower its policy pricing, potentially creating new reserve problems.

Aggressive Targets — Converium's medium and long-term targets may be unrealistic. The company targets a higher ROE over the cycle than Swiss Re.

Conclusion: Due to a significantly higher valuation, we decided to sell Converium.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Chartered Semiconductor Manufacturing (CSM SP) — Bought in ISF

2nd Quarter 2007

Company Profile

- Headquartered in Singapore.
- Top four semiconductor contract manufacturer (foundry) in the world.
- Primarily sells to customers with headquarters in the Americas (77% of sales), Europe (9%), and Taiwan (9%).
- Five semiconductor fabrication plants (fabs), all in Singapore.
- Technology-sharing and joint-development agreement with IBM, Samsung, and Infineon.
- Founded in 1987 by the Singapore government, which still owns 60%.

2006 Revenues = $1.4 Billion


Consumer, 37%
Computer, 31%
Other, 2%
Communication, 30%

Per Share Valuation

Share Price $8.2 (5/10/07)

	2006	2007e	2007e Multiple
Revenues	4.9	5.1	1.6x
Earnings	0.25	0.24	34x
Dividend	0	0	0.0%

FY ends December 31
Share price is for the ADR (1 ADR: 10 local shares)
ADRs Outstanding = 286 million
All figures in USD

Investment Thesis

Sales Growth	Semiconductor manufacturing is being increasingly outsourced to foundries. Chartered should be able to increase its share within the foundry industry due to its technology alliance with IBM. Chartered is likely to be the most viable long-term alternative to market leader TSMC.
Margin Expansion	High operating leverage, revenue growth, and a decreasing breakeven utilization rate should allow Chartered to significantly increase margins.
Valuation	Chartered's price to sales ratio is one of the lowest in the semiconductor foundry industry.

Risks

Customer Concentration	Top three customers (Broadcom, IBM, and AMD) accounted for 53% of 2006 sales.
High capital expenditures needed to compete	Chartered is unlikely to achieve positive free cash flow until it fully ramps up its most advanced fab.
Semiconductor Cycle	A downturn in the semiconductor cycle would significantly harm the capital-intensive foundry industry.

Conclusion: We believe Chartered Semiconductor is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Sabanci Holding A.S. (SAHOL TI) — Bought

2nd Quarter 2007

Company Profile

- Headquarted in Istanbul, Turkey.
- Haci Omer Sabanci Holding (Sabanci) is one of Turkey's leading financial and industrial conglomerates with 66 individual companies, many of which are market leaders in their respective sectors.
- Owns 40% total stake in Akbank, one of Turkey's largest banks with 10-15% market share.
- The Sabanci family owns 74.7% of outstanding shares.

2006 Revenues = TL 19.6 Billion


Automotive 10%
Tire & tire reinforcements 8%
Textile & chemicals 11%
Cement 4%
Food & Retail 12%
Others 3%
Financial services 52%

Per Share Valuation

Price (5/1/07) TL 5.7

	2006	2007E	07E Mult.
Sales	9.41	11.11	0.5x
Earnings	0.33	0.57	10.0x
Book Value	3.81	4.24	1.3x
Dividend	0.08	0.07	1.3%
NAV*	8.53		-33%

**-33% Discount to Net Asset Value (NAV)*
FY End December 31
Shares Outstanding: 1.8 billion
All Figures in New Turkish Lira

Investment Thesis

Attractive Valuation	Trading at ~30% discount to our estimate of net asset value (NAV). The market value of Sabanci's publicly traded subsidiaries is roughly equal to Sabanci's market capitalization, implying a free option on its unlisted subsidiaries.
Growth in Turkish Consumption	d should benefit from growth in Turkish consumption as a result of favorable demographics and expansion in consumer credit.
Owner-Operator Management	Management team has a conservative track record and an excellent corporate governance reputation.
Low Leverage & Cash Flow Generation	Well-financed subsidiaries throughout portfolio. Generates solid cash flow (via distributions from key subsidiaries).

Risks

Macroeconomic Environment	Growth in various sectors dependent on a stable and improving macroeconomic environment in Turkey. Turkey experienced hyperinflation in the 1990s and the economy still seems vulnerable to inflationary shocks.
Significant Dependence on Akbank	Despite expected growth from consumer and industrial businesses, long term value is still largely dependent on financial services, namely Akbank.
Merger & Acquisition Risk	Management may drive growth via acquisitions, but does not have a record of overpaying.

Conclusion: We believe Sabanci is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Citrix Systems Inc. (CTXS) — Bought

2ndQuarter 2007

Company Profile

- Headquartered in Fort Lauderdale, FL.
- Largest application virtualization company in the world.
- Geographic segments include the Americas (44% of 2005 sales), EMEA (37%), and Asia Pacific (9%).
- Founded in 1989.
- Software products allow users to remotely access data and applications.
- Sales per share has increased at a 20% compound annual growth rate since 1999.

2006 Revenues = $1.1 Billion



Citrix Online, 16%
Application Networking, 9%
Virtualization, 75%

Per Share Valuation

	CTXS	S&P 500
Price (6/5/07)	33	1531
2006 EPS	1.20	89
2007 est. EPS	1.37	96
2006 Price/Sales	5.5x	1.5x
2006 Price/Earnings	24x	16x
2006 Price/Book	4.3x	3.0x

FY ends December 31
Shares Outstanding = 181 million
All figures in USD

Investment Thesis

Strong virtualization franchise	180,000 customers, millions of users: 50% of sales are recurring.
Identifiable disagreements with consensus	In contrast to public consensus, we believe that Microsoft does not pose a significant threat to Citrix and that the inquiry into backdated employee stock option will not significantly damage the company.
Attractive reinvestment opportunities	The content/productivity software market is very large, about $50 billion.
Valuation doesn't reflect opportunities	Historically strong free cash flow generation and sales per share growth.

Risks

Product Obsolescence	The increasing functionalities of web-based applications and Microsoft Windows may encroach upon Citrix.
Acquisitions	Acquisitions are an integral component of Citrix's growth plan. Integrating a large acquisition may be difficult.
High operating margins	Already high operating margins have more room to fall than rise.

Conclusion: We believe Citrix is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Hang Lung Group (0010 HK) — Bought in ISF

2nd Quarter 2007

Company Profile

- Headquartered in Hong Kong.
- Hang Lung Group (HLG) is a holding company of real estate interests, including Hang Lung Properties (HLP).
- Owns 50.7% of Hang Lung Properties.
- Remaining value in HLG is derived from direct investments in certain residential, retail, office, industrial, and hotel properties in China.

2006 Revenues = HK$ 4.3 Billion


Property Leasing, 75%
Property Sales, 25%

Per Share Valuation

Share Price: HKD 30 (as of 4/19/07)

	2006	2006 Multiple
Revenues	HKD 4.28	11.2 x
Earnings	2.80	17.1 x
Dividend	1.55%	
P/B	1.8x	

FY ends June 31
Shares Outstanding = 1.342 billion
All figures in HK$bn ($1 = HK$ 7.8)

Investment Thesis

Indirect method of buying HLP	Based on our estimated net asset value analysis, HLG shares trade at a 20% discount to its stake in HLP.
Market leader	Highly reputable retail and multiuse developer that is focused on high quality locations in Mainland China.
Entrepreneurial management	Chairman Ronnie Chan has a proven development track record in retail and mixed-use properties. Management can leverage established relationships with Chinese politicians and global retailers.
Strong balance sheet	The company has a net cash position and should require minimal debt financing to fund developments.

Risks

Development risks	Hang Lung Group is highly dependent on successful development of large scale, very complex real estate projects.
Chinese consumer slowdown	Slower growing Chinese economy would mean less demand for mall space.
Increased competition/overbuilding	Many western and local developers are building malls in anticipation of consumer spending growth.
Family Ownership	Chairman Ronnie Chan and family own 37% of HLG.

Conclusion: We believe Hang Lung Group is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Yamaha Motor (7272 JP) – Bought

2nd Quarter 2007

Company Profile

- Headquartered in Japan
- World's second largest motorcycle manufacturer, with 20% share in developed market and 30% share in ASEAN countries.
- Manufactures and sells motorcycles, water vehicles, outboard motors, 4-wheel ATVs, side-by-side vehicles, automotive engines and circuit mounting machines in 35 countries.
- Founded in 1955 through spin off from Yamaha (7951 JP).
- Yamaha owns 14.9% of the shares.

2006 Revenues = ¥1.6 Trillion



Others
9%
ATVs/PU
16%
Motorcycle
58%
Marine
17%

Per Share Valuation

Share Price ¥3,100 (5/30/07)

	2006	2007e	2007e Multiple
Revenues	¥5,524	¥5,659	0.6x
Earnings	¥270	¥278	11.2x
Book Value	¥1,645	¥1,882	1.6x
Dividend	¥36	¥41	1.3%

FY ends December 31
Shares Outstanding – 286 million
All figures in JPY ($1 = JPY121)

Investment Thesis

Strong market positions	The company has dominant positions in many of its markets and a track record of successfully developing niche markets based on its small engine technology.
Emerging market growth	With its strong image as a good quality brand, Yamaha is well positioned to benefit from higher motorcycle demand in the emerging markets.
Valuation	Trades at the low end of the industry on a price-to-sales and price-to-earnings basis.
Turnaround in Japan and India	Operations in Japan and India are loss-making and could turnaround due to restructuring efforts.

Risks

Decline in US demand	Demands for motorcycles and ATVs seems to be peaking out in the U.S.
Competition in emerging markets	Both global and local motorcycle manufacturers have shown interest in these markets
Yen appreciation	Yen appreciation could have a negative impact on earnings.
Raw material price increases	Aluminum price increases could negatively impact the motorcycle business.

Conclusion: Dodge & Cox decided to purchase Yamaha Motor in the International Stock Fund.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Qimonda AG (QI US) — Bought in ISF

2nd Quarter 2007

Company Profile

- Headquartered in Munich, Germany.
- Second largest DRAM (type of memory chip) company in the world.
- Products include commodity DRAM for PC, notebook, and workstation applications (47% of 2006 sales), as well as more specialized DRAM for graphics, mobile, and consumer applications (50%).
- Carved out from Infineon and IPO'ed in 2006. Infineon still owns 87%.
- Qimonda uses manufacturing facilities located in Germany, the US, and Taiwan.

2006 Revenues = €3.8 Billion


Other Europe
11%
North America
42%
Germany
8%
Other
1%
Japan
7%
Asia Pacific
31%

Per Share Valuation

Share Price € 11 (4/26/07)

	2006	2007e	2007e Multiple
Revenues	13	12	0.9x
Earnings	0.24	0.92	12x
Dividend	0	0	0.0%

FY ends September 30
Shares Outstanding = 342 million
All figures in EUR (1 EUR = 1.36 USD)

Investment Thesis

Changing industry structure — Consolidation in the industry over the past 10 years and the emergence of defensive niches in specialty DRAM markets should result in more disciplined capacity allocation and improved margins.

Increased focus on shareholder value — As an independent company, Qimonda is trying to reduce its capital intensity and focus on higher margin specialty products.

Valuation — On a price to sales basis, Qimonda trades at a discount to its peers.

Risks

Competitors' technology may be superior — Out of the two competing types of DRAM technology, Qimonda's technology only has 27% of the market.

No Flash memory production — May not be able to allocate capacity as economically as competitors who produce both DRAM and NAND flash memory.

Poor historic profitability — Qimonda has experienced a net cumulative loss since 1998, largely the result of severe industry cycles.

Conclusion: We believe Qimonda is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Schneider Electric (SU FP) — Bought

2nd Quarter 2007

Company Profile

- Headquartered in Rueil-Malmaison, France
- Schneider is the largest electrical distribution product manufacturer in the world with #1 or #2 positions across its portfolio.
- Operations include electrical distribution, automation and control, and critical power, which includes the recent acquisition of American Power Conversion.
- Founded in 1836.
- Operates in 106 different countries and employs 105,000 people.

2006 Revenues = €13.7 Billion


Electrical Distribution, 56%
Automation & Control, 29%
Critical Power, 15%

Per Share Valuation

Share Price € 102 (5/8/07)

	2006	2007e	2007e Multiple
Revenues	61.82	70.52	1.4 x
Earnings	6.09	6.50	15.6 x
Dividend	2.25	3.00	3.0%
Book Value	39.25	44.45	2.3 x

FY ends December 31
Shares Outstanding = 236.8 million
All figures in EUR (€.77 = $1)

Investment Thesis

Strong brands & positions	Schneider holds the #1 position in 65% of sales and the #1 or #2 position in 85% of sales. The company's scale, brand strength, and distributors serve as barriers to entry.
Stable & attractive growth	The company is positioned to benefit from trends in electrification, energy efficiency, and productivity, as well as, emerging market growth.
Stable margins with upside potential	Profitability has been stable despite exposure to cyclical end markets because of a reduction in fixed costs. Margins could improve due to acquisition synergies, improvement in service profits, and cost reductions.
Valuation	Schneider is reasonably valued given its durable franchise and growth prospects.

Risks

End markets & cyclicality	Schneider is currently enjoying strong underlying economic conditions and high margins that could fade.
Mergers & acquisitions	The company has a mixed track record with acquisitions and may face complex issues in integrating and optimizing its most recent purchase of American Power Conversion.
Low cost competition	Low cost countries are producing electrical distribution, automation, industrial control, and critical power products.

Conclusion: We believe Schneider Electric is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Yara International ASA (YAR NO) — Sold

2nd Quarter 2007

Company Profile

- Headquartered in Norway
- Large producer and distributor of mineral fertilizers with 6% global market share
- Business is organized in three segments:
  - Upstream – production of ammonia and nitrates
  - Downstream – resale fertilizer products through global system of shipping and warehouse operations
  - Industrial – markets nitrogen chemical products and industrial gases
- Spin-off from Norsk Hydro in March 2004

2006 Revenues = NOK 48.3B


Industrial, 10%
Upstream, 33%
Downstream, 57%

Per Share Valuation

Share Price NOK 170 (2/28/07)

	2006	2007e	2007e Multiple
Revenues	158.4	162.5	1.05x
Earnings	13.74	14.61	11.6x
Dividend	2.37	3.54	2.1%
Book Value	52.62	62.75	2.7x

FY ends December 31
Shares Outstanding = 300.53 million
All figures in NOK ($1 = NOK 6.2)

Investment Thesis

Valuable Assets	Yara owns large, cost efficient plants. 33% of production from new low-cost regions.
Attractive Growth Opportunities	Ability to grow at above-average industry rates through: 1) the expansion of current low-cost joint ventures; 2) new, low-cost greenfield projects; and 3) selected acquisitions and cost cutting programs.
Shareholder Friendly Management	Management is focused on free cash flow generation through cost control, logistics, and working capital management. Also intend to return excess capital to shareholders through dividends and share buybacks.

Risks

High Valuation/Expectations	Valuation has significantly increased in what is still a cyclical business in terms of supply/demand, weather, etc.
Low-Cost Competitors	Risk that producers from the Middle East and Russia, who have access to low-cost gas inputs, will crowd out higher-cost European and North American producers. New capacity coming from Middle East and China.
Sensitivity to Gas Prices	Upstream profitability dependent on gas prices. Lower North American gas prices reduce European cost advantage.

Conclusion: Due to a higher valuation that reflects optimistic expectations for increased long-term demand, we decided to sell Yara.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Bank of Yokohama (8332 JP) — Bought in ISF

2nd Quarter 2007

Company Profile

- Headquartered in Yokohama, Japan, Bank of Yokohama (BoY) is the largest regional bank in the Kanagawa Prefecture and in Japan.
- Founded in 1920, BoY has 25% market share in Kanagawa Prefecture, one of the fastest growing and wealthiest prefectures in Japan.
- BoY was one of the first Japanese banks to repay public funds, doing so in August 2004.
- SME (small and medium size enterprises) and consumer loans make up 84% of loan portfolio.

Loan Portfolio Sept 2006



Other Consumer, 4%
Large Corporate, 18%
Residential Mortgages, 38%
SME, 37%
Private Placement, 4%

Per Share Valuation

Share Price 859 (4/3/07)

	2006	2007e	2007e Multiple
EPS	43	48	18.5x
Div per Sh	9.0	10.0	20.9%
BV per Sh	482	509	1.7x
ROE	9.5%	9.6%	
ROA	0.57%	0.60%	

FY ends March 31
Shares Outstanding = 1.398 billion
All figures in ¥ ($1 = ¥118)

Investment Thesis

Well Managed Bank — Management restructured the bank six years before its peers through radical cost-cutting and a drastic reduction in non-performing loans, resulting in improved ROE.

Attractive Asset Growth — BoY has a large market share in the second fastest growing prefecture (Kanagawa) in terms of population and income per household. Combined with its focus on SME and consumer loans, BoY should generate higher risk adjusted returns and growth rates than competitors.

Efficient & Low Risk Balance Sheet — BoY has an attractive loan & deposit mix, and has significantly reduced its large borrower concentration.

Valuation — Valuation is reasonable on a variety of metrics.

Risks

Residential Mortgage Risk — Credit risk, interest rate management, and increased competition.

Competition in SME lending — Major banks could make a push into SME lending.

Sluggish Economy — If interest rates do not rise and the stock market declines, earnings could stay relatively flat and book value could decline.

Bank of Yokohama is an attractive investment at its current valuation due to its better growth prospects and capital policy.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco